SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Surf Air Mobility Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

868927104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement) \

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868927104

1.	Names of Reporting Persons Liam Fayed
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,405,165
	6.	Shared Voting Power 4,346,093
	7.	Sole Dispositive Power 1,405,165
	8.	Shared Dispositive Power 4,346,093

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,751,258(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,405,165 shares of the Issuer’s Common Stock held by Liam Fayed and (ii) 4,346,093 shares of the Issuer’s Common Stock held by LamVen (as defined below), which is an entity affiliated with Mr. Fayed, as of December 31, 2023.

(2)	Calculated based on 76,150,437 shares of the Issuer’s Common Stock outstanding on December 31, 2023.

CUSIP No. 868927104

1.	Names of Reporting Persons LamVen LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,346,093
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,346,093

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,346,093
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 76,150,437 shares of the Issuer’s Common Stock outstanding on December 31, 2023.

Item 1.

(a)	Name of Issuer:

Surf Air Mobility, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

12111 S. Crenshaw Blvd., Hawthorne, CA 90250

Item 2.

(a)	Name of Person Filing:

(A)	Liam Fayed

(B)	LamVen LLC (“LamVen” and, together with Liam Fayed, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

(A)	53 Greenwich Avenue, Second Floor, Greenwich, CT 06830

(B)	53 Greenwich Avenue, Second Floor, Greenwich, CT 06830

(c)	Citizenship:

(A)	United Kingdom

(B)	Delaware

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP No.:

868927104

Item 3.	Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned: The responses to Items 5 – 11 on the attached cover pages are incorporated herein by reference.

The Reporting Persons acquired their shares of Common Stock from the Issuer prior to its direct listing on the New York Stock Exchange on July 26, 2023.

As of December 31, 2023, LamJam II LLC (“LamJam”) held 3,356,176 shares of Common Stock of the Issuer. These shares are not included in this Schedule 13G in reliance on the beneficial ownership reporting principle known as the “rule of three,” which provides that where voting and dispositive decisions regarding an entity’s securities are to be made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Under the terms of LamJam’s limited liability company agreement, any exercise of the voting and/or dispositive powers over the securities held by LamJam must be approved by at least two out of the three of (i) the two members of LamJam, one of whom is Liam Fayed, and (ii) LamJam’s Investment Advisor, with the members and the Investment Advisor voting together. Accordingly, Liam Fayed is deemed not to beneficially own the shares of Common Stock of the Issuer held by LamJam.

(b) Percent of class: See responses to Item 11 on the attached cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

By:	/s/ Liam Fayed
Name:	Liam Fayed

LAMVEN LLC

By:	/s/ Liam Fayed
Name:	Liam Fayed
Title:	President